EXHIBIT 12

COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007 are as follows:

	Year Ended December 31,
(Amounts in thousands)	2011	2010	2009	2008	2007
Income from continuing operations before income taxes and
income from partially owned entities	$498,984	$643,589	$26,773	$163,983	$451,958
Fixed charges	574,457	591,247	666,352	711,784	664,624
Income distributions from partially owned entities	93,635	55,397	30,473	44,690	24,044
Capitalized interest	(1,197)	(864)	(17,256)	(63,063)	(53,648)
Preferred unit distributions	(16,853)	(18,192)	(19,658)	(19,743)	(19,832)

Earnings - Numerator	$1,149,026	$1,271,177	$686,684	$837,651	$1,067,146

Interest and debt expense	$544,015	$560,052	$617,768	$619,298	$583,042
Capitalized interest	1,197	864	17,256	63,063	53,648
1/3 of rental expense – interest factor	12,392	12,139	11,670	9,680	8,102
Preferred unit distributions	16,853	18,192	19,658	19,743	19,832
Fixed charges - Denominator	574,457	591,247	666,352	711,784	664,624
Preferred share dividends	65,531	55,534	57,076	57,091	57,177
Combined fixed charges and preference dividends - Denominator	$639,988	$646,781	$723,428	$768,875	$721,801

Ratio of earnings to fixed charges	2.00	2.15	1.03	1.18	1.61
Ratio of earnings to combined fixed charges and preference dividends	1.80	1.97	0.95	1.09	1.48

Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, (iii) income distributions from partially owned entities, minus (iv) capitalized interest and (v) preferred unit distributions of the Operating Partnership.  Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest, (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iv) preferred unit distributions of the Operating Partnership. Combined fixed charges and preference dividends equals fixed charges plus preferred share dividends.